Exhibit 99.1

EZGO ANNOUNCES FINANCIAL RESULTS FOR THE SIX MONTHS ENDED MARCH 31, 2024

JIANGSU, CHINA, September 9, 2024 -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or “we”, “our”, or the “Company”), a leading short-distance transportation solutions provider in China, today announced its unaudited financial results for the six months ended March 31, 2024.

Financial Highlights (all results compared to the prior fiscal year period unless otherwise noted)

●	Revenues were $8.6 million, an increase of 66.1%

●	Units sold of e-bicycle reached 4,766, a decrease of 76.7%

●	Units sold of batteries and battery packs reached 243,336, an increase of 2614.6%

●	Gross margin was 5.7%, compared with 3.5%

●	Net loss was $4.7 million, compared with $5.0 million

●	The Company has cash and cash equivalents of approximately $0.7 million at March 31, 2024, compared to approximately $17.3 million at September 30, 2023

Management Commentary

During the six months ending on March 31, 2024, due to the continuous decline in upstream raw materials price of lithium batteries, the penetration rate of lithium batteries in the e-bicycle industry gradually increased, and the sales volume of lithium batteries through various channels expanded significantly. The Company’s management promptly seized this opportunity to expand its business, including increasing the models of e-bicycle batteries and expanding energy storage lithium battery products, appropriately shortening the supplier payment terms, and extending customer payment terms. The additional of ordinary shares and accompanying warrants issuance completed in September 2023 also provided a solid financial foundation for the Company’s lithium battery business expansion. However, during the same period, the Company’s production and sales volume of e-bicycles experienced a significant decline due to intensified market competition, hindered new product launches, and the sales of Tianjin Jiahao Bicycles Co., Ltd. (“Tianjin Jiahao”).

Although the downward trend in e-bicycles production and sales has significantly slowed down, and sales are expected to rebound in the second half-year with the introduction of new products, in the medium term, the competition in the e-bicycles market in mainland China remains fierce, industry capacity clearance is still accelerating, and going overseas remains the main direction for breakthroughs. In addition, the smart electronic control subsidiary, Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”), acquired at the beginning of 2023 has partially increased the Company’s sales volume and product gross margin through its production of smart electronic control modules. Moreover, with the advancement of the government-led industrial equipment upgrade plan, the sales revenue and profits of the subsidiary’s main products are expected to experience considerable growth.

Based on management’s assessment of macroeconomics and industrial competition, along with our own resource endowment, management has adjusted our business strategies as follows: (i) we halted the production of low and middle-end products and focused on the design, development, and production of mid-to-high-speed electric motorcycles through joint ventures or partnerships; (ii) we further enhanced the development and market promotion of lithium battery products for low-speed vehicles (including e-bicycle, e-tricycle and low-speed four-wheeled scooters ); (iii) we have actively expanded overseas sales channels for our products, in the hope of alleviating our dependency on current domestic sales channels; and (iv) we also made equity investments in some of the high-quality suppliers in the electric motorcycles and lithium battery industry.

Financial Review for the Six Months Ended March 31, 2024

Net Revenues

Net revenues from continuing operations for the six months ended March 31, 2024 were approximately $8.6 million, a 66.1% increase from approximately $5.2 million for the six months ended March 31, 2023. The increase in revenues was mainly driven by the increase in sales of batteries and battery packs and sales of electronic control system, and partially offset by the decrease of sales of e-bicycles.

The following table identifies revenue from continuing operations and discontinued operations, as well as reportable segments for the six months ended March 31, 2024 and 2023:

		For the six months ended March 31,				Change
	Segment	2023	%	2024	%	Amount	%
Sales of batteries and battery packs	Battery cells and packs segment	$1,732,871	33.6	5,847,751	68.2	$4,114,880	237.5
Sales of e-bicycles	E-bicycle sales segment	3,001,709	58.2	1,755,485	20.5	(1,246,224)	(41.5)
Sales of electronic control system and intelligent robots	Electronic control system and intelligent robot sales segment	-	-	739,390	8.6	739,390	N/A
Others		427,118	8.2	232,667	2.7	(194,451)	(45.5)
Subtotal	Net revenue from continuing operations	5,161,698	100.0	8,575,293	100.0	3,413,595	66.1
Rental of lithium batteries and e-bicycles	Rental segment	120	0.0	8	0.0	(112)	(93.3)
Subtotal	Net revenue from discontinued operation	120	0.0	8	0.0	(112)	(93.3)
Total	Net revenues	$5,161,818	100.0	8,575,301	100.0	$3,413,483	66.1

The revenue from sales of batteries and battery packs for six months ended March 31, 2024 was $5,847,751, compared to $1,732,871 for six months ended March 31, 2023, representing an increase of 237.5%, which was mainly due to the increase in sales volume supported by several new large orders of major customers. Such increase resulted from the increased acceptance of our lithium battery packs in the market and the development of the lead-acid battery market in Sichuan. Overall, our sales volume of lithium battery packs increased by 719.1% for the six months ended March 31, 2024 compared with the same period in the fiscal year ended September 30, 2023. The revenue generated from the sales of the lead-acid battery packs was $931,801 for the six months ended March 31,2024 compared $162,552 for the six months ended March 31, 2023.

The sales of e-bicycles decreased by 41.5% or $1,246,224 to $1,755,485 for six months ended March 31, 2024 from $3,001,709 for six months ended March 31, 2023 due to the decreased sales volume of the e-bicycles resulted from the fierce competition of the e-bicycle industry. The leading companies were forced to penetrate into the middle and low-end e-bicycles market due to the performance pressure and the small and middle companies had to reduced sales price in response to the competition. Overall, our sales volume decreased by 76.7% for the six months ended March 31, 2024 compared with the same period in the fiscal year ended September 30, 2023. Furthermore, the increase in the unit price of e-bicycles can be attributed to a shift in our product offerings. Initially, our sales focused on naked e-bicycles without batteries, whereas our current sales encompass complete e-bicycle packages, inclusive of batteries. For the six months ended March 31, 2024, we acquired a major customer, a shared travel service provider, and 93.6% of our revenue in sales of e-bicycle was attributable to the customer.

The revenue from sales of electronic control system and intelligent robots for six months ended March 31, 2024 was $739,390, a new business segment established during the fiscal year ended September 30, 2023.

Cost of Revenue

Cost of revenues consists primarily of manufacturing and purchase cost of e-bicycles, purchase cost of battery packs, purchase of components of the electronic control system, commission processing expenses for intelligent robots, depreciation, maintenance, and other overhead expenses.

Our cost of revenues increased by $3,107,809, or 62.4%, to $8,087,494 for six months ended March 31,2024 from $4,979,685 for six months ended March 31, 2023, which was primarily due to the increased sales of batteries and battery packs and partially offset by the decrease of manufacturing and purchase cost for sales of e-bicycles. The change in cost of revenue directly corresponded with the change in revenue from the sales of batteries and battery packs segment and e-bicycle sales segment.

Gross Profit

Gross profit for the six months ended March 31, 2023 and 2024 was $182,013 and $487,799, or 3.5% and 5.7% of net revenues, respectively.

Gross profit margin for six months ended March 31, 2024 increased from 3.5% to 5.7%, primarily due to the higher margin of sales of electronic control system and sales of batteries and battery packs. The electronic control system developed and manufactured by Changzhou Higgs was embedded with highly complex software and the limited competition in the market results in a relatively high gross profit margin of 43.7% for electronic control system sales, which accounts for 8.6% of our total revenue. The gross profit margin from sales of batteries and battery packs was increased from 3.9% to 4.4% for six months ended March 31, 2024, which was primarily due to the decrease in purchase cost of battery packs resulted from the management’s wise decision to purchase more lithium batteries during the prices decline.

Selling and Marketing Expenses

Our selling and marketing expenses increased by $21,481, or approximately 7.5%, to $307,127 for the six months ended March 31, 2024 from $285,646 for the six months ended March 31, 2023, which was attributable to an increase in employee benefits expense.

General and Administrative Expenses

Our general and administrative expenses increased by $952,142, or approximately 45.1%, to $3,064,960 for the six months ended March 31, 2024 from $2,112,818 for the six months ended March 31, 2023. The increase was primarily due to the addition of credit losses for accounts receivable of $934,146, which mainly resulted from the operational difficulties of several e-bicycle customers, especially individual dealers.

Research and Development Expenses

Our research and development expenses increased by $130,089, or 48.1%, to $400,596 for the six months ended March 31, 2024 from $270,507 for the six months ended March 31, 2023, which was primarily attributed to the increased amortization expenses of patents and software copyright which were considered as important underlying assets in the business acquisition of Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”), which was acquired on January 25, 2023.

Other Expense/(income), Net

We recorded other expense, net of $2,549,807 and $1,459,048 for the six months ended March 31, 2023 and 2024, respectively, representing a decrease of 42.8%. The significant decrease in other expense, net is primarily attributable to the loss from disposal of Tianjin Jiahao for the six months ended March 31, 2023, which was approximately $2.6 million. For the six months ended March 31, 2024, the impairment loss of goodwill was recognized of US$1.4 million, compared to nil for the six months ended March 31, 2023.

Income Tax Benefits, Net

Income tax benefits, net was $41,276 and $79,488 for the six months ended March 31, 2023 and 2024, respectively. The reason is the increased deferred tax assets for six months ended March 31, 2024, due to the increase in temporary deductible difference.

Net Loss

Net loss for the six months ended March 31, 2024 was approximately $4.7 million, compared to approximately $5.0 million for the same period in 2023, as a result of the explanations provided above.

About EZGO Technologies Ltd.

EZGO’s vision is to build a leading short-distance transportation solution provider and intelligent manufacturer in China. Leveraging an Internet of Things (IoT) management platform, EZGO has established a business model centered on the sale of battery packs, e-bicycles, electronic control system and intelligent robots. EZGO also conducts the design and manufacturing of e-bicycles, electronic control system and intelligent robots to deliver tailored products in accordance with customer requirements. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at www.ezgotech.com.cn/Investor.

Exchange Rate

This press release contains translations of certain Chinese Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00 for the items in balance sheets, the exchange rate in effect as of March 29, 2024, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. All translations from RMB to US$ were made at the rate of RMB7.2064 to US$1.00 for the items in statements of operations and comprehensive loss, which is the average exchange rate for the six months ended March 31, 2024, according to the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ascent Investor Relations LLC

Tina Xiao

Email: investors@ascent-ir.com

Phone: +1 646-932-7242

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